3/18/2002

02021442

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 1 2002 354 WASH. D.C. SECTION

SEC FILE NUMBER
8-37437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412 / 288-7712
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP , Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

One Oxford Centre (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Financial Services, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

Notarial Seal
Susan B. Hill, Notary Public
Pittsburgh, Allegheny County
My Commission Expires June 10, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERATED FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2001
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	74
Receivable from affiliates, net		101
Other current assets		1
Total assets	$	176
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, issued and outstanding	$	50
Additional paid-in capital		1,000
Accumulated deficit		(874)
Total shareholder's equity	$	176

(The accompanying notes are an integral part of these financial statements)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

Revenue:		
Commission income	$	23
Dividends		3
Total revenue		26
Operating Expenses:		
Allocated expenses from affiliates		5
Other taxes		2
Total operating expenses		7
Income before income taxes		19
Income tax provision		8
Net income	$	11

(The accompanying notes are an integral part of these financial statements)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2001	$ 50	$ 1,000	$ (885)	$ 165
Net income	0	0	11	11
Balance at December 31, 2001	$ 50	$ 1,000	$ (874)	$ 176

(The accompanying notes are an integral part of these financial statements)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

Operating Activities:		
Net income	$	11
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(10)
Increase in other current assets		(1)
Net cash provided by operating activities		0
Cash and cash equivalents, beginning of period		74
Cash and cash equivalents, end of period	$	74

(The accompanying notes are an integral part of these financial statements)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

Balance at January 1, 2001	$	0
Additions and/or reductions		0
Balance at December 31, 2001	$	0

(The accompanying notes are an integral part of these financial statements)

FEDERATED FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Financial Services, Inc., (the "Company") is an indirect, wholly-owned subsidiary of Federated Investors, Inc. The Company is registered as a broker/dealer primarily for the retail distribution of variable annuity contracts.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents represent an investment in a money market fund which is managed by another affiliate of Federated Investors, Inc..

(d) Revenue Recognition

Revenue is recognized during the period in which services are performed.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated Investors, Inc. The Company is subject to a consolidated tax sharing policy and computes its federal income tax provision on a separate company basis, except that tax benefits of losses and any tax carry-forward benefit are recorded by the subsidiary incurring such losses, to the extent they can be used to reduce consolidated tax expense. The Company files and computes state taxes on a separate company basis in compliance with the respective state tax law.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(2) TRANSACTIONS WITH RELATED PARTIES

The "Receivable from affiliates, net," represents the amount of fees collected by another affiliate of Federated Investors, Inc. on behalf of the Company in excess of operating expenses paid by this affiliate on behalf of the Company. "Receivable from affiliates, net" is not settled in cash.

(3) INCOME TAXES

The Company's effective tax rate for the year ended December 31, 2001, was 40.5%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due to state income taxes incurred during 2001.

The Company did not have any temporary differences as of December 31, 2001.

(4) REGULATORY REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $73,000, which was $68,000 in excess of its required capital of $5,000.

(5) MAJOR CUSTOMERS

The Company derived $22,000 or 85% of its total revenues for the year ended December 31, 2001, from one customer.

(6) PLEDGED SHARES

At December 31, 2001, the outstanding shares of the Company's capital stock had been pledged as collateral for certain borrowings incurred by Federated Investors, Inc. As of January 22, 2002 however, the Company's capital stock is no longer pledged as collateral for the aforementioned borrowings incurred by Federated Investors, Inc.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

FEDERATED FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001
(dollars in thousands)

Computation of net capital:

Shareholder's equity		$ 176
Deductions and/or charges:		
Nonallowable assets	$ 102	
Haircut on securities owned	1	103
Net capital		$ 73
Aggregate indebtedness		$ 0

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5
Excess net capital	$ 68
Ratio of aggregate indebtedness to net capital	n/a

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing.

ERNST & YOUNG LLP

One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: 412 644 7800

Report of Independent Auditors

Board of Directors
Federated Financial Services, Inc.

We have audited the accompanying balance sheet of Federated Financial Services, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 31, 2002

ERNST & YOUNG LLP

One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: 412 644 7800

Independent Auditors' Supplementary Report on Internal Control

Board of Directors of
Federated Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Federated Financial Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 31, 2002